

November 29, 2021

Eric Lefkofsky
Chief Executive Officer
Tempus Labs, Inc.
600 West Chicago Avenue, Suite 510
Chicago, Illinois 60654

      Re: Tempus Labs, Inc.
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Submitted on October 28, 2021
          CIK No. 0001717115

Dear Mr. Lefkofsky:

     We have reviewed your amended draft registration statement and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Consolidated Financial Statements
Revenue Recognition, page F-14

1.   We note your responses to prior comments 23 through 25. So that we may better understand your accounting for refreshes, please supplementally address the following:
   - Explain in greater detail the nature of your performance obligations related to refreshes, including how they are defined and priced in your contracts with customers, the specific features and functionality refreshes provide, and the period of time over which you are required to provide refreshes.
   - Tell us how you considered if these refreshes represent a stand-ready obligation to provide future products or services on a when-and-if-available basis.
   - Explain the consequences, if any, if you do not provide refreshes to your customers.

 You may contact Lisa Etheredge, Senior Staff Accountant, at (202)551-3424 or Robert Littlepage, Accounting Branch Chief, at (202)551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at (202)344-5791 or Jan Woo, Legal Branch Chief, at (202)551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Courtney Tygesson